CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

January 22, 2010

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009 (“2008 Form 10-K”)
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed on August 6, 2009 (“2009 Second Quarter Form 10-Q”)
File No. 000-19289

Ladies and Gentlemen:

State Auto Financial Corporation (the “Company”) received a comment letter dated September 9, 2009, from the staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the subject filings. The Company responded to the staff’s comments on November 5, 2009. On January 11, 2010, the Company received two supplemental comments via a conference call with Ibolya Ignat with the Commission. The supplemental comments are set forth below and are followed by the Company’s responses.

1.	Your response to comment three indicates you have material unrealized losses on equity securities at June 30, 2009. We believe that there is a strong indication of other-than-temporary impairments of investments in common stocks if cost basis exceeds fair value for a period of six to nine months or even sooner depending on other specific indicators absent evidence at the date of filing that a recovery will occur.

COMPANY RESPONSE:

We believe the determination as to whether or not to recognize other-than-temporary impairments requires considerable judgment beyond the quantitative guidelines. Our prior response highlights the various factors we consider in evaluating our equity security positions for other-than-temporary impairments. Based on our analysis of these factors with respect to equity securities in unrealized loss positions and our judgment regarding the ability of each of these equity securities to recover in the near term, as well as our intent as to holding each of these equity securities through their anticipated recovery periods, we record a realized loss for those equity securities that we conclude are other-than-temporarily impaired.

We believe our process is appropriate. For example, at June 30, 2009, we had 30 equity securities in unrealized loss positions that, after conducting our analysis and applying our judgment, we concluded had the ability to recover in the near term. Of these 30 equity securities, 28 of them, or over 93%, recovered during the second half of 2009 and were at or above their cost basis at December 31, 2009. Two were subsequently determined to be other-than-temporarily impaired, as further discussed below.

Our June 30, 2009 analysis of one of the two remaining equity securities, from the industrial sector, considered recent cost reductions implemented by that company, its leading market position and market share, and its announced plans for expansion and a new major contract. We also believed that this company would benefit quickly from improvements in the economy, specifically as other companies who rely on the services provided by the company resumed activity. However, despite some indications of recovery during the third quarter, the company’s stock value did not improve as much as we anticipated and as such, in the third quarter 2009, we determined that this equity security was other-than-temporarily impaired, and we recorded $0.8 million of realized losses related to this equity security.

For the remaining equity security, from the energy sector, our analysis completed in the second and third quarters concluded that this company had the ability to recover in the near term due to the improving economy and increased global consumption and production. However, in December 2009, this company made an announcement which was not received favorably by the market, and the fair value of this equity security subsequently declined. While we continue to believe the future prospects for this company are favorable, we have determined that this equity security will not likely recover to cost in the near term, and we expect to recognize a realized loss due to other-than-temporary impairment in the fourth quarter 2009.

2.	Please refer to your response to comment seven. Paragraph 18 of FSP FAS 115-2 states that paragraph 35 of FSP FAS 115-2 applies to equity securities.

COMPANY RESPONSE:

The following presentation will be included in our Consolidated Statements of Income commencing with our Form 10-K for the fiscal year ended December 31, 2009, revised and updated as appropriate as of the end of such period.

($ millions)	2009	2008	2007
Net realized (loss) gain on investments
Total other-than-temporary impairment losses	xx	(39.3)	(1.9)
Portion of loss recognized in other comprehensive income	xx	—	—
Other net realized investment gains	xx	2.9	14.0

Total net realized (loss) gain on investments	xx	(36.4)	12.1

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the above fully responds to the staff’s supplemental comments. However, if you need any additional information or clarification, please contact the undersigned at (614) 917-4777 or Cynthia A. Powell, the Company’s Treasurer, at (614) 464-5266.

Sincerely,

/s/ Steven E. English
Vice President and Chief Financial Officer

Copies to:	Jim B. Rosenberg, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP

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